Professional Diversity Network, Inc.

55 E. Monroe Street

Suite 2120

Chicago, Illinois 60603

December 13, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention:	Matthew Crispino Jan Woo

Re:	Professional Diversity Network, Inc. Registration Statement on Form S-3 Filed October 25, 2024 File No. 333-282831

Ladies and Gentlemen:

This Letter sets forth the responses of Professional Diversity Network, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated November 15, 2024, with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, the Company has incorporated your comments into this response letter in italics.

Registration Statement on Form S-3

Incorporation of Certain Information by Reference, page 2

1.	Staff’s Comment:

Please update this section to incorporate by reference your Form 10-Q filed on November 14, 2024. For guidance, refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response:

In response to the Staff’s Comment, the Company has incorporated by reference the Company’s Form 10-Q filed on November 14, 2024, including on page 2 of the Revised Registration Statement.

Cover Page – Common Stock Purchase Agreement, page S-i

2.	Staff’s Comment:

You disclose on the cover page that you are offering up to a maximum aggregate price of $2,171,758 of your common stock that may be issued under your purchase agreement with Tumim Stone Capital LLC. Please revise to disclose the volume of securities you are offering rather than the dollar amount. Refer to Item 501(b)(2) of Regulation S-K. Please make a similar revision to the legality opinion filed as Exhibit 5.1.

Response:

The Company notes the Staff’s Comment. The Company is aware of the requirement set forth in Securities Act Compliance and Disclosure Interpretation (C&DI) Question 139.13, in which the Staff states it will not object to the filing of a registration statement in connection with a private equity line financing (in which a comply relies on a private placement exemption from registration to sell the securities under the equity line and then seeks to register the resale of the securities sold in the equity line financing) prior to the issuance of the securities if, among other requirements enumerated in that C&DI, the resale registration statement discloses the number of shares registered for resale.

The Company notes that the Common Stock Purchase Agreement by and between the Company and Tumim Stone Capital LLC, dated June 30, 2023 (the “Purchase Agreement”), instead registered the shares to be sold under the Purchase Agreement as a primary offering, as contemplated by Securities Act C&DI Question 139.21. As contemplated by that C&DI, the Company was eligible at June 30, 2023 (the date the parties executed the Purchase Agreement) to register primary offerings under General Instruction I.B.6 of Form S-3, and the total amount of securities issuable under the Purchase Agreement represented not more than one-third of the Company’s public float as of that date (see the response to Comment 3 below). The Company does not believe that Item 501(b)(2) of Regulation S-K, which requires the prospectus cover page to state the “title and amount” of securities offered, otherwise requires an issuer to set forth a specific number of shares on the cover page of a prospectus for an equity line registered as a primary offering, any more than it would under an at-the-market sales program for example. See, e.g., Rule 457(o) which specifically contemplates the registration of a maximum offering price in lieu of a specific number of shares.

The Company supplementally advises the Staff that in the Revised Registration Statement, it has elected to cover the entire $9,928,983 remaining for issuance under the Purchase Agreement and has updated the prospectus supplement accordingly. The Company’s legal counsel has revised the opinion filed as Exhibit 5.1 to reflect the same.

3.	Staff’s Comment:

We note that you are relying on Instruction 1.B.6 of Form S-3 to register the offer and sale to Tumim Stone pursuant to a common stock purchase agreement. Please confirm that the amount of securities issuable under the equity line agreement will represent no more than one-third of the company’s public float at the time of execution of the equity line agreement dated June 30, 2023. We note that the company filed a prospectus supplement on June 30, 2023 relating to the shares to be sold to Tumim Stone. Please disclose the remaining available capacity under your stock purchase agreement. Refer to Securities Act Forms Compliance and Disclosure Interpretations 116.21.

Response:

In response to the Staff’s Comment, the Company does hereby confirm that the amount of securities issuable under the Purchase Agreement represents no more than one-third of the Company’s public float at the time of execution of the Purchase Agreement. As indicated on the cover page of the prospectus supplement dated June 30, 2023, the Company’s public float on that date was approximately $40.6 million. The capacity remaining under the Purchase Agreement as of the date of this Letter is $9,928,983 (disregarding for this purpose the effect of certain beneficial ownership limitations and stock exchange stockholder approval requirements set forth in the Purchase Agreement). We have updated the prospectus supplement in the Revised Registration Statement to clarify this.

We also advise the Staff supplementally that in connection with the filing of the Revised Registration Statement, the Company is paying an additional registration fee of $306.19, in order to reflect the reduction in the amount of unsold securities previously registered under the Company’s prior registration statement (No. 333-260316) and carried forward to the Revised Registration Statement, in light of the offer and sale of securities on November 18, 2024, as contemplated by Securities Act Rule 415(a)(5)(ii)(A). The amount of unsold securities has also been updated on the bottom of the facing page of the Revised Registration Statement in accordance with Rule 415(a)(6).

We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Charles Wu of Locke Lord LLP at (312) 443-1868, Eugene McDermott of Locke Lord LLP at (401) 276-6471 or Rob Evans of Locke Lord LLP at (212) 912-2728 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

PROFESSIONAL DIVERSITY NETWORK, INC.

By:	/s/ Xin (Adam) He
Name:	Xin (Adam) He
Title:	Chief Executive Officer